Fast Company Recognizes The Real Brokerage's Proprietary Transaction Management Platform as a 2023 Innovation by Design Awards Honoree

reZEN among the nearly 500 innovative projects, products and services recognized

TORONTO & NEW YORK - August 22, 2023 -- The Real Brokerage Inc. (NASDAQ: REAX), announced today that reZEN, the company's proprietary transaction management platform that allows the company and its 11,000+ agents to manage commissions, documents, payments and communications on a single, mobile-first cloud platform, was recognized as an honorable mention in Fast Company's Innovation by Design Awards for 2023.

One of the most sought-after design awards in the industry, the Innovation by Design Awards recognize the designers and businesses solving the most crucial problems of today and anticipating the pressing issues of tomorrow. Real is among a range of blue-chip companies and emerging startups, including Adobe, PepsiCo, Canva and others, recognized for its work this year. reZEN was honored in the Midsize Business category.

"We are very honored to receive this award from Fast Company," said Real Chief Technology Officer Pritesh Damani. "Historically, real estate brokerage firms have struggled to manage the complex document flows between the multiple participants involved in a real estate transaction. reZEN removes the need to juggle between multiple systems, maximizing agent productivity. It also allows us to continually leverage cutting-edge technology to enable our agents to work more efficiently and effectively."

With reZEN, an enterprise solution that was built from the ground up, Real agents can use their phones to approve commission documents, scan and upload deposit and commission checks for automatic processing as well as talk with their brokers using a built-in transaction-centric communication system. They also can receive notifications about pending payments, upcoming industry events and use sophisticated reporting without leaving their phone.

reZEN serves as the foundation for Leo, Real's ground-breaking 24/7 concierge powered by Generative Pre-trained Transformer (GPT) technology and machine learning. Launched earlier this month company-wide, Leo provides personalized responses in real time that cater to each agent's unique workstyle. Leo significantly increases agent productivity as these same queries previously would have required a response from the customer support team during business hours.

"So much innovation news these days is focused on AI," said Brendan Vaughan, Editor-In-Chief of Fast Company. "This year's Innovation by Design honorees are a reminder that it's human ingenuity that drives invention."

The judges include renowned designers from a variety of disciplines, business leaders from some of the most innovative companies in the world, and Fast Company's own writers and editors. Entries are judged on the key ingredients of innovation: functionality, originality, beauty, sustainability, user insight, cultural impact and business impact. To see the complete list of 2023 Innovation by Design Award winners, go to https://www.fastcompany.com/innovation-by-design/list.

About Fast Company

Fast Company is the only media brand fully dedicated to the vital intersection of business, innovation, and design, engaging the most influential leaders, companies, and thinkers on the future of business. Headquartered in New York City, Fast Company is published by Mansueto Ventures LLC, along with our sister publication Inc., and can be found online at www.fastcompany.com.

About Real

The Real Brokerage Inc. (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 47 states, D.C., and four Canadian provinces with more than 11,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's reZEN platform.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, the success of Real's current technologies and Real's ability to successfully launch new technologies, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221